

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 28, 2010

Mr. Jianzhong Zuo
Chief Executive Officer and President
LianDi Clean Technology Inc.
4th Floor Tower B. Wanliuxingui Building
No. 28 Wanquanzhuang Road, Haidian District
Beijing, China 100089

      RE: LianDi Clean Technology Inc.
               Form 8-K Item 4.01 filed July 21, 2010
               Form 8-K/A Item 4.01 filed July 26, 2010
               File # 0-52235

Dear Mr. Zuo:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      Jeffrey Gordon
                      Staff Accountant